SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

57165B106
(CUSIP Number)

Ospraie Ag Science LLC

c/o Dwight Anderson

437 Madison Avenue, 28th Floor

New York NY 10022

(212) 602-5000

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2% *
14	TYPE OF REPORTING PERSON OO

* See Item 5(a) with respect to the shares of Common Stock beneficially held by the Voting Parties (as defined in Item 4).

CUSIP No. 57165B106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 shares of Common Stock (including 30,666,667 shares of Common Stock issuable upon exercise of Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%*
14	TYPE OF REPORTING PERSON IN

* See Item 5(a) with respect to the shares of Common Stock beneficially held by the Voting Parties.

CUSIP No. 57165B106	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.00001 par value ("Common Stock"), of Marrone Bio Innovations, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1540 Drew Avenue, Davis, California 95618.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by and on behalf of (i) Ospraie Ag Science LLC, a Delaware limited liability company ("Ospraie LLC"), with respect to the shares of Common Stock held by it and (ii) Dwight Anderson, a United States citizen ("Mr. Anderson"), who serves as the sole managing member of Ospraie LLC, with respect to the shares of Common Stock held by Ospraie LLC. Ospraie LLC and Mr. Anderson are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

Ospraie LLC disclaims any beneficial ownership of the securities reported herein.

(b)	The principal business address of Ospraie LLC and Mr. Anderson is 437 Madison Avenue, 28th Floor, New York, NY 10022.

(c)	The principal business of: (i) Ospraie LLC is to invest in securities and (ii) Mr. Anderson is to serve as the Managing Principal of Ospraie Management, LLC, an asset management firm focused on commodities and basic industries.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ospraie LLC is a Delaware limited partnership. Mr. Anderson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used $14,000,000 to purchase 18,666,667 shares of Common Stock and Warrants to purchase 18,666,667 shares of Common Stock reported in this Schedule 13D, which were derived from the working capital of Ospraie LLC.

In addition, $6,000,000 principal amount of that certain Amended and Restated Secured Promissory Note issued by the Issuer to Mr. Anderson on December 22, 2017, which amended and restated in its entirety that certain Amended and Restated Promissory Note, dated as of October 23, 2017, which was given in replacement of, and amended and restated in its entirety, that certain Promissory Note, dated as of October 12, 2017 (the "Anderson Note"), converted into 12,000,000 shares of Common Stock and Warrants to purchase 12,000,000 shares of Common Stock reported in this Schedule 13D. The funds used to purchase the Anderson Note were derived from Mr. Anderson's personal funds.

CUSIP No. 57165B106	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

On December 15, 2017, Ospraie LLC and certain other accredited investors entered into a securities purchase agreement with the Company (the "Purchase Agreement"). Under the terms of the Purchase Agreement, Ospraie LLC agreed to purchase an aggregate of 30,666,667 units (the "Units"), with each Unit purchased by Ospraie LLC consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the "Warrants").

The sale of the Units pursuant to the Purchase Agreement (the "Closing") closed on February 5, 2018.

In connection with the Closing, the Issuer appointed two new directors designated by Ospraie LLC to the Issuer's Board of Directors (the "Board") effective upon the Closing (the "Initial Designees"). The two Initial Designees are Messrs. Robert A. Woods and Yogesh Mago. Mr. Woods joined the Board as Chairman, and serves on the Audit Committee of the Board, the Nominating and Corporate Governance Committee of the Board and the Compensation Committee of the Board, which he chairs. Mr. Mago serves on the Nominating and Corporate Governance Committee of the Board, which he chairs.

The Purchase Agreement includes customary representations and warranties, indemnification and covenants by the Issuer. In addition to other customary covenants, the Issuer has also agreed to:

● Limitations with respect to the Issuer's ability to file any registration statement with the Securities and Exchange Commission ("SEC") or issue additional equity securities of the Issuer without the prior written consent of Ospraie LLC;

● Take all necessary actions to procure the election of two additional directors designated by Ospraie LLC to the Board as Class II directors at the Issuer's 2018 Annual Meeting of Stockholders;

● Grant Ospraie LLC the right to appoint individuals to serve as advisors to the Board ("Advisory Members"); and

● Grant Ospraie LLC the right, should it choose, to review and make recommendations to the Board regarding certain key management positions.

In addition to other customary closing conditions, the Issuer has also:

●	Entered into lock-up agreements with each of the Issuer's directors and executive officers; and

●	Entered in a voting and lock-up agreement with the Reporting Persons, affiliates of Waddell, affiliates of Ardsley Advisory Partners and Pamela G. Marrone, Ph.D. (the "Voting and Lock-up Agreement" and such parties, collectively, the "Voting Parties"), pursuant to which the parties to the Voting and Lock-up Agreement agreed to vote their Common Stock in favor of two additional nominees to the Board to be designated by Ospraie LLC at the Issuer's 2018 Annual Meeting of Stockholders.

CUSIP No. 57165B106	SCHEDULE 13D	Page 6 of 9 Pages

The foregoing descriptions of the Purchase Agreement, the Voting and Lock-Up Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of the Purchase Agreement and the Voting and Lock-Up Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

The Warrants are immediately exercisable in cash at an exercise price of $1.00 per share of Common Stock (subject to adjustments), or via net exercise if the Issuer does not have an registration statement registering the shares underlying the Warrants effective within 180 days of the Closing date, and the Warrants may be exercised at a holder's option at any time on or before December 31, 2020. In addition, at the election of a Warrant holder, the Issuer is required to redeem its Warrant upon the occurrence of any Fundamental Transaction (as defined in the Warrants), and the Warrants are subject to weighted-average antidilution provisions.

The foregoing description of the Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Form of Warrant, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

On December 15, 2017, Ospraie LLC and certain other parties (together, and including any successors and assigns to the Registration Rights Agreement, the "Holders") entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to standard registration rights, including filing a registration statement with the SEC within 60 days of the Closing date covering the resale of the shares (including shares issuable upon exercise of Warrants) issued pursuant to the terms of the Purchase Agreement and pursuant to certain other related transactions. The Registration Rights Agreement also provides that each of the Holders will not sell or otherwise dispose of their shares of Common Stock or securities exercisable for or convertible into Common Stock, commencing on December 15, 2017 and ending 180 days after the Closing, subject to customary exceptions.

The foregoing descriptions of the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and is subject to, and qualified in their entirety by reference to, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 4, and is incorporated herein by reference.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 57165B106	SCHEDULE 13D	Page 7 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated: (i) based on an aggregate of 102,023,668 shares of Common Stock, which is the number of shares of Common Stock issued and outstanding immediately after giving effect to the Closing and the related transactions, as provided by the Company in writing to the Reporting Persons, and (ii) assumes the exercise of the reported Warrants

By virtue of the Voting and Lock-Up Agreement, the Reporting Persons and each of the other Voting Parties may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and the group may be deemed to beneficially own an aggregate of 111,161,585 shares of Common Stock (including warrants and options to purchase an aggregate of 44,565,594 shares of Common Stock), representing approximately 75.8% of the outstanding shares of Common Stock based on the number of outstanding shares of Common Stock set forth above and assuming the exercise of the warrants and options held by the Voting Parties.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in this Schedule 13D, the Reporting Persons did not effect any transaction in the Common Stock during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

CUSIP No. 57165B106	SCHEDULE 13D	Page 8 of 9 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except (i) as described in Item 4, (ii) for the Joint Filing Agreement attached as Exhibit 5 hereto and (iii) the amendment to those certain senior secured promissory notes, dated as of August 20, 2015, in the aggregate principal amount of $40,000,000, issued and sold by the Issuer to Ivy Science & Technology Fund, Waddell & Reed Advisors Science & Technology Fund and Ivy VIP Science & Technology (the "Waddell Notes"), as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2017, which granted Ospraie LLC a right of first refusal to acquire the Waddell Notes, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

Exhibit 1:	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 2:	Voting and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 6, 2018).

Exhibit 3:	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 4:	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 5:	Joint Filing Agreement, dated February 12, 2018.

CUSIP No. 57165B106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

OSPRAIE AG SCIENCE LLC

By:	/s/ Dwight Anderson
Name: Dwight Anerson
Title: Managing Member

By:	/s/ Dwight Anderson
DWIGHT ANDERSON